Exhibit 99.2

OneConstruction Group Limited Announces Interim Financial Results for the Six Monthes Ended September 30, 2024

OneConstruction Group Limited

(Incorporated in Cayman Islands with limited liabilities)

(NASDAQ: ONEG)

(March 31, 2025 – NEW YORK) – OneConstruction Group Limited (“OneConstruction Group,” “ONEG” or the “Company”), a structural steelwork contractor in Hong Kong, today announced its unaudited financial results for the six months ended September 30, 2024.

Financial Highlights

●	Revenue: Revenue for the six months ended September 30, 2024 (“1H2025”) decreased by 8.2% to $28.7 million, compared to $31.3 million in the same period in the fiscal year ended 2024 (“1H2024”). The decrease was driven by an increase of 6.8% in revenue from the public sector and a decrease of 43.5% in revenue from the private sector during 1H2025.

●	Gross Profit: Gross profit for 1H2025 was $2.4 million, an increase of 15.1% compared to $2.1 million in 1H2024. The increase in both gross profit and gross profit margin was attributable to ONEG’s capability to be awarded construction projects in the public sector with higher profit margins.

●	Profit After Tax: Profit after tax for 1H2025 decreased to $1.24 million, compared to $1.61 million in 1H2024. The decrease was mainly due to a decrease of 0.6 million in profit from operations during 1H2025.

●	Cash Flow: The net decrease in cash and cash equivalents of $1.2 million for 1H2025 was mainly attributable to an increase in cash outflow to $2.4 million in operating activities and a decrease in cash generated from financing activities to $1.2 million compared with 1H2024.

●	Cash Position: As of September 30, 2024, consolidated cash balance decreased by $1.2 million, compared to $1.6 million as of March 31, 2024. This decrease was primarily driven by the increase in cash used in operating activities.

●	Administrative Expenses: Administrative expenses were $0.9 million for 1H2025, representing an increase of 103.6% from $0.4 million in 1H2024. As a percentage of revenue, ONEG’s administrative expenses were maintained at a level of 3% or less of its revenue in both 1H2025 and 1H2024, respectively.

Operational Highlights

●	Top Hong Kong Steelwork Service Provider:

⁻	ONEG is one of the top service providers in the Hong Kong structural steelwork industry with an established reputation and proven track record.

⁻	According to the Hong Kong Housing Bureau, ONEG has been engaged in the structural steelwork for 29% of the public residential projects for 2024 to 2026.

⁻	In addition, ONEG has been awarded “outstanding contractor” under the category of Domestic Sub-contractors (Reinforcement Bar Fixing) by the Hong Kong Housing Authority.

●	Custom Steelwork Solutions:

⁻	ONEG is able to offer tailored solutions in structural steelwork service for its clients.

⁻	Due to its established network and relationships with suppliers, ONEG believes it is well-equipped to handle tight timelines and supplemental orders.

⁻	ONEG is able to respond to unforeseen demand quickly and adjust the supply and installation schedules accordingly, which reinforces its appeal to clients.

●	Well-Positioned for Public Sector Construction Growth:

⁻	ONEG is mainly engaged in works for the growing public sector.

⁻	According to the Construction Expenditure Forecast prepared by Construction Industry Counsil of Hong Kong, the construction expenditures for building works in both public and private sectors and civil works in the public sector (i.e., the construction works that most involved the use of structural steelwork) in Hong Kong is expected to further increase at a CAGR of 4.5% between 2025 and 2027, despite the decrease in construction expenditures for the private sector.

●	Visionary and Experienced Leadership:

⁻	ONEG has a visionary and experienced management team with strong technical and operational expertise.

⁻	ONEG’s management team, including its executive director and general manager, has substantial technical and management experience with extensive networks in the industry.

⁻	ONEG’s strong and dedicated execution team is able to work with its clients to meet their needs and market trends.

ONEG’s Recent Development

On January 2, 2025, ONEG announced the closing of its initial public offering of 1,750,000 ordinary shares at a public offering price of US$4.00 per share (the “Offering”). The aggregate gross proceeds from the Offering were $7 million, before deducting underwriting discounts and other related expenses. The net proceeds from the Offering were mainly for funding up-front costs for future projects, expanding management and technical teams, and bolstering working capital.

The Offering was conducted on a firm commitment basis. American Trust Investment Services and WestPark Capital acted as Underwriters. WestPark Capital was the book-running manager for the Offering. Hunter Taubman Fischer & Li LLC acted as U.S. securities counsel to ONEG, and Ortoli Rosenstadt LLP acted as U.S. securities counsel to the underwriters in connection with the Offering.

Outlook

Looking ahead, ONEG will remain focused on expanding its market presence, particularly in the public sector. ONEG is committed to driving operational efficiency and delivering sustainable growth in the face of ongoing macroeconomic challenges.

About the OneConstruction Group

OneConstruction Group is a structural steelwork contractor in Hong Kong. Through its subsidiaries, ONEG specializes in the procurement and installation of structural steel for a variety of construction projects in Hong Kong, including residential and commercial developments as well as infrastructure works. While much of its work serves the public sector, it also engages with private clients, delivering customized steel solutions for Hong Kong’s construction needs. For more information, please visit ONEG’s website: www.OneConstruction.com.hk.

Forward-looking Statements

All forward-looking statements, expressed or implied, in this release are based only on information currently available to us and speak only as of the date on which they are made. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. Except as otherwise required by applicable law, we disclaim any duty to publicly update any forward-looking statement, each of which is expressly qualified by the statements in this section, to reflect events or circumstances after the date of this release. These statements are subject to uncertainties and risks, including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the registration statement filed with the U.S. Securities and Exchange Commission (the “SEC”). Although ONEG believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and ONEG cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in ONEG’s registration statement and other filings with the SEC. Additional factors are discussed in ONEG’s filings with the SEC, which are available for review at www.sec.gov.

For more information, please contact:

Investor Relations

Mr. Gordon Li
gli@oneconstruction.com.hk

Media Relations

Ms. Callis Lau / Mr. Gary Li / Ms. Lorraine Luk/ Mr. Himo Liu
oneg@iprogilvy.com

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